UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

05329W102

(CUSIP Number)

Laurie Smiley, Esq.

Arian Colachis, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

August 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,865,688 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,865,688 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,865,688 (1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.1%
14.	Type of Reporting Person (See Instructions) OO

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 05329W102
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,792,100 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 10,792,100 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,792,100 (1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 7.4%
14.	Type of Reporting Person (See Instructions) OO

(1)For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 05329W102
1.	Names of Reporting Persons Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,792,100 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 10,792,100 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,792,100 (1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 7.4%
14.	Type of Reporting Person (See Instructions) IN

(1)For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 05329W102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,865,688 (1)

	8.	Shared Voting Power 10,792,100 (2)

	9.	Sole Dispositive Power 11,865,688 (1)

	10.	Shared Dispositive Power 10,792,100 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,657,788 (1)(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 15.5%
14.	Type of Reporting Person (See Instructions) IN

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, Par Value $0.01 per share (the “Common Stock”) of AutoNation, Inc. (the “Issuer”).  This Amendment No. 4 is being jointly filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”), to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on February 5, 2009, as amended on February 6, 2009, February 24, 2010 and July 23, 2010.   Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 4.        Purpose of Transaction

At the request of Cascade and the Trust, the Board of Directors (the “Board”) of the Issuer approved, for purposes of Section 203 of the Delaware General Corporation Law (“DGCL 203”), subject to certain conditions, acquisitions by one or more of the Reporting Persons and certain affiliates of the Reporting Persons (“Exempt Persons”), whether in a single transaction or multiple transactions from time to time, of additional shares of the Issuer’s Common Stock.  The Exempt Persons may rely on the approval to acquire additional shares of the Issuer’s Common Stock and to enter into certain transactions without becoming subject to the restrictions set forth in DGCL 203, except as described below.

As a condition to the grant of such approval, on August 16, 2010, Cascade and the Trust entered into an agreement (the “Agreement”).  The Agreement provides that during the period from August 16, 2010 continuing through three years from the date on which the Exempt Persons become “interested shareholders” under DGCL 203 (“Limitation Period”), the Exempt Persons will not engage in any “business combination” within the meaning of DGCL 203 without the approval of a majority of the Disinterested Directors, as defined in the Agreement or, if required by law or the Articles of Incorporation and/or By-Laws of the Issuer, by a majority of the Disinterested Shareholders, as defined in the Agreement.  Cascade and the Trust further agreed, during the Limitation Period, to provide written notice to the Issuer ten (10) days prior to the Exempt Persons becoming the beneficial owners of additional shares of Common Stock that would result in the Exempt Persons beneficially owning, in the aggregate, each of 25% or more, 33 1/3% or more and 50% or more of the Issuer’s then outstanding Common Stock as disclosed in the Issuer’s most recent filing with the SEC.

The description of the Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on August 16, 2010, incorporated herein by reference.

Also in connection with the Board approval, the Board, by vote of the Disinterested Directors, approved the receipt by Michael Larson, Business Manager of Cascade and member of the Issuer’s Board, of director stock options and other director compensation as well as the acquisition of shares by Mr. Larson in the future, including through the exercise of stock options.  Mr. Larson holds an option to acquire 50,000 shares of Common Stock of the Issuer.  Mr. Larson disclaims beneficial ownership of all Common Stock beneficially owned by the Reporting Persons and each of the Reporting Persons disclaims beneficial ownership of any Common Stock beneficially owned by Mr. Larson.

The Reporting Persons reserve the right, subject to the terms of the Agreement, to take any and all actions permitted by applicable law that they may deem appropriate to maximize the value of their investments in light of their general investment policies, market conditions and subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

Exhibit 99.1	Agreement between Cascade, the Trust and the Issuer dated August 16, 2010, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on August 16, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

*By:		/s/Alan Heuberger
Alan Heuberger

(1)This Amendment No. 4 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 5, 2009 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on February 5, 2009, SEC File No. 005-40342 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.